As of January 4, 2012, Houston Endowment Inc. (“Houston”) ceased to be a control person of TIFF International Equity Fund (“IEF”), as such term is defined by the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of a complete redemption of Houston’s shares on that date as part of a plan of liquidation adopted by IEF, after which redemption IEF ceased to have any outstanding voting securities.

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